EXHIBIT 99.78

CONSENT OF D&H GROUP LLP, CHARTERED ACCOUNTANTS

March 22, 2011

Consent of Independent Registered Chartered Accountants

We hereby consent to the inclusion, in this registration statement on Form 40-F of Tasman Metals Ltd., of our report dated March 22, 2011 on our audit of the consolidated financial statements of the Company as at August 31, 2010 and 2009 and for the years ended August 31, 2010, 2009 and 2008.

/s/ D&H Group LLP

Chartered Accountants